Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Amendment No. 1 to Registration Statement No. 333-195414 (Form S-4, dated May 2, 2014) and related Prospectus of Pinnacle Entertainment, Inc. for the registration of $850,000,000 in aggregate principal amount of 6.375% Senior Notes due 2021 and to the incorporation by reference therein of our reports dated February 28, 2013, with respect to the consolidated financial statements of Ameristar Casinos, Inc., and the effectiveness of internal control over financial reporting of Ameristar Casinos, Inc., included in the Amendment No. 2 to the Current Report on Form 8-K/A of Pinnacle Entertainment, Inc., filed on March 19, 2014 with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Las Vegas, Nevada

May 2, 2014